UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

DC

02024543

NO ACT
P.E 2-6-2002
1-04777

February 13, 2002

Bob Normile
Senior Vice President
General Counsel & Secretary
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Act 1934
Section 14A-8
Rule
Public Availability 2/13/2002

Re: Mattel, Inc.

Dear Mr. Normile:

This is in regard to your letter dated February 6, 2002 concerning the shareholder proposal submitted by Mr. and Mrs. Bernard Schlossman for inclusion in Mattel's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Mattel therefore withdraws its January 17, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor

cc: Mr. and Mrs. Bernard Schlossman
10923 Rathburn Avenue
Northridge, CA 91326

Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

January 17, 2002

Sent Via Overnight Mail / Fax (202) 942-9525

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Mattel, Inc.
Stockholder Proposal Submitted by John Chevedden Purportedly on Behalf of Bernard Schlossman and Naomi Schlossman

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice that Mattel, Inc., a Delaware corporation (the "Company"), intends to omit from the proxy statement and form of proxy for the Company's 2002 annual meeting of stockholders (together, the "Proxy Materials") the proposal submitted to the Company by John Chevedden, purportedly on behalf of Bernard Schlossman and Naomi Schlossman, by facsimile on December 10, 2000. A copy of Mr. Chevedden's December 10 facsimile is attached hereto as Attachment A. The first sentence of the facsimile states that the proposal is being made "through" John Chevedden.

Christopher O'Brien, Vice-President – Assistant General Counsel, and Norman Gholson, Senior Counsel, acting on behalf of the Company, had a telephone conversation with Mr. Schlossman regarding the Proposal on December 18, 2001. On December 20, 2001, the Company sent Mr. Chevedden a letter detailing the respects in which he failed to comply with the procedural and eligibility requirements of Rule 14a-8(b) (the "Procedural Deficiencies Letter"), a copy of which is attached hereto as Attachment B. Mr. Chevedden responded to the Company's letter by facsimile on January 2, 2002 ("Mr. Chevedden's Response Letter"), a copy of which is attached hereto as Attachment C. Mr. Chevedden's Response Letter contained a revised version of the proposal, which modified the proposal so as to reduce its length to less than 500 words (we refer to the proposal, as amended, as the "Proposal").

The Company believes that it may omit the Proposal for each of the following reasons: (1) Mr. Chevedden has failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Proposal may be excluded under Rule 14a-8(f); and (2) the Proposal contains numerous misleading or inaccurate statements of material facts in violation of the proxy rules, and therefore the Proposal may be excluded under Rule 14a-8(i)(3). The Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials for either of these reasons.

The Company believes that it may have one additional basis to omit the Proposal from the Proxy Materials. The Company received a proposal for inclusion in the Proxy Materials from the Connecticut Retirement Plans & Trust Funds (the "CRPTF Proposal") on December 6, 2001 (prior to the Company's receipt of Mr. Chevedden's Proposal), a copy of which is attached hereto as Attachment D. The Company has not yet determined whether it will include CRPTF Proposal in the Proxy Materials. The Company believes, however, that if it did include the CRPTF Proposal in the Proxy Materials it could then omit Mr. Chevedden's Proposal pursuant to Rule 14a-8(i)(11) because Mr. Chevedden's Proposal is substantially duplicative of the CRPTF Proposal.

If the Staff is unable to concur that the Company may exclude the Proposal pursuant to Rule 14a-8(f) or Rule 14a-8(i)(3), the Company requests the concurrence of the Staff that, in the event that the Company includes the CRPTF Proposal in the Proxy Materials, it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials pursuant to Rule 14a-8(i)(11).

I. The Proposal

The Proposal states:

> "Shareholders request that our Board implement a Golden Parachute Policy bylaw which includes a comprehensive shareholder vote policy on golden parachutes. Objective: Link shareholder value to golden parachutes by maintaining reasonable limits on golden parachutes. These are the requested provisions of this unified policy:
>
> 1) Applies to total individual severance amounts that exceeds 200% of the senior executive's annual base salary.
>
> 2) Includes that golden parachutes be omitted for a merger with less than 50% change in control. Or for a merger approved but not completed. Or for executives who transfer to the successor company.

> 3) Applies to Future Severance Agreements which include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions.
>
> 4) Our Board is requested to seek the maximum flexibility to adopt the letter and spirit of this proposal.
>
> 5) Implementation is to be in accordance with applicable laws and would be in accordance with existing severance agreements or employment agreements that contain severance provisions.
>
> 6) Our company would have the discretion of seeking shareholder approval after the material terms of a severance agreement were tentatively agreed upon."

The Proposal was originally sent to the Company via facsimile by Mr. Chevedden on December 10, 2001. Mr. Chevedden asserted, in the first sentence of his December 10 transmission of the Proposal, that the Proposal was being made "by Mr. and Mrs. Bernard Schlossman [through John Chevedden, FX: 310/371-7872]." Mr. Chevedden did not attach any correspondence from the Schlossmans themselves, and Mr. Chevedden did not provide any written statement from the Schlossmans that they had appointed Mr. Chevedden as their proxy for the purpose of making the Proposal. There also was no cover letter with Mr. Chevedden's December 10 transmission of the Proposal, and neither Mr. Chevedden nor the Schlossmans made any effort at that time to comply with any of the requirements of Rule 14a-8 for demonstrating eligibility, including the required showing that the shareholder proponent owns the requisite amount of stock, and the required representation that the shareholder proponent will hold such stock through the date of the annual meeting. Mr. Chevedden still has not, to this date, furnished the Company with any written statement from the Schlossmans whatsoever.

II. Reasons for Omission

A. Mr. Chevedden Has Failed To Comply With The Eligibility and Procedural Requirements Of Rule 14a-8.

The Company believes that Mr. Chevedden has failed to comply with the eligibility and procedural requirements of Rule 14a-8 in at least one of two respects.

1. The True Proponent is Mr. Chevedden, and He Has Not Demonstrated His Eligibility To Submit a Proposal.

Mr. Chevedden is not a shareholder of Mattel and, as such, is not eligible to submit shareholder proposals to the Company pursuant to Rule 14a-8(b)(1). Rule 14a-8 is intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. Rule 14a-8 is not intended as a mechanism for shareholder activists who are not shareholders of a particular company to express or enlist support for their views on that company's performance or corporate governance in the proxy statement.

The Commission's shareholder proposal rules have always included a requirement that the person submitting the proposal be a security holder of the company to which the proposal is submitted. In 1983, when the rules were amended to require a minimum shareholding and a minimum holding period, the Commission said:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in the proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and its [sic] adopting the eligibility requirement as proposed.

Release No. 34-20091 (Aug. 16, 1983).

With respect to the Company, Mr. Chevedden is a shareholder activist and not a shareholder. He has neither an economic stake nor an investment interest in the Company, and has demonstrated a pattern over the past three years of submitting proposals to the Company ostensibly on behalf of other people who are shareholders of the Company. To our knowledge, such shareholders have not attended the annual meetings at which Mr. Chevedden has presented proposals. The Company believes that Mr. Chevedden is attempting to circumvent the procedural requirements and purpose of Rule 14a-8 by purportedly having actual shareholders of the Company appoint him as their proxy.

There is a marked contrast between a shareholder who appoints another person as his or her proxy in order to acquire the proxy's advice, counsel and experience in addressing the shareholder's concerns with the company, on the one hand, and a shareholder who lends his or her status as a shareholder to an activist in order to permit the activist to further the activist's own agenda, on the other hand. While the former might be permissible, the latter clearly should not be, as it directly contravenes the intent of the eligibility requirements of Rule 14a-8.

We understand that on prior occasions the Staff has permitted Mr. Chevedden to submit shareholder proposals in which he was truly acting as a proxy for interested shareholders. We believe, however, that an examination of the facts and circumstances of this case indicate that the Proposal is the work of Mr. Chevedden alone, and that the actual shareholders in this case, the Schlossmans, are only nominal proponents. This situation is most analogous to the situation recently presented in TRW, Inc. (Jan. 24, 2001), in which the Staff granted no-action relief to a registrant that received a proposal from Mr. Chevedden, where Mr. Chevedden was purportedly acting as a proxy for a TRW shareholder.

In TRW, the registrant received a proposal from Mr. Chevedden, who was not himself a shareholder of TRW, purportedly on behalf of a person who actually owned TRW shares. The Staff in TRW ultimately concluded that Mr. Chevedden was the true proponent of the proposal, and that the proposal could be excluded because Mr. Chevedden was not eligible under Rule 14a-8(b) to submit the proposal. In reaching this conclusion the Staff noted three factors, among others, that contributed to its assessment that the true proponent of the proposal was Mr. Chevedden: (i) that the actual shareholder had indicated that Mr. Chevedden had drafted the Proposal, (ii) that the actual TRW shareholder had stated to the Company that he was acting to support Mr. Chevedden and the efforts of Mr. Chevedden, and (iii) that the actual TRW shareholder became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to an inquiry by Mr. Chevedden on the internet for TRW shareholders.

We believe that similar factors are present in this case. When the Company contacted Mr. Schlossman on December 18, 2001 by telephone to discuss the Proposal, Mr. Schlossman made remarks indicating that it was Mr. Chevedden, and not Mr. or Ms. Schlossman, who had drafted the Proposal. Mr. Schlossman stated that that he was "not aware of the specifics" of the Proposal, and that he was "not aware of the subject matter" of the Proposal.

In addition, when the Company contacted Mr. Schlossman by telephone to discuss the Proposal, Mr. Schlossman stated that he generally was "trying to support Mr. Chevedden." In TRW, the registrant noted that the actual TRW shareholder stated that all discussion or negotiation of the proposal would have to be directed to Mr. Chevedden. The same is true in this case. When the Company asked Mr. Schlossman what concerns he had as a shareholder of the Company, he stated simply that the Company would have to contact Mr. Chevedden if it wanted to discuss the Proposal.

Although Mr. Chevedden has submitted proposals to various registrants through the Schlossmans on previous occasions, including to the Company during the 2001 proxy season, we believe that the focus of the inquiry should be on whether the proposal was brought at the initiative of the actual shareholder of a registrant, as opposed to the initiative of a non-shareholder. In this case, as in TRW, the genesis of the proposal was with a non-shareholder of the registrant – Mr. Chevedden. The actual shareholder of the Company did not solicit Mr. Chevedden's support in bringing forth the Proposal; rather, as in TRW, the actual shareholder of the Company lent his support to Mr. Chevedden, who in turn crafted the Proposal. This case in fact goes beyond TRW, as the actual shareholder in this case was unaware of the subject matter of the Proposal both before and even after the Proposal had been drafted by Mr. Chevedden and submitted to the Company.

Even absent the explicit representations of Mr. Schlossman in the Company's conversation with him, it would be clear to any objective observer that the Proposal was prepared by Mr. Chevedden. The style and format of the Proposal, including the distinctive style of utilizing unattributed quotes and even the type font, is identical to the style and format used by Mr. Chevedden in the proposal that he submitted to the Company during the 2001 proxy season. The Proposal was sent to the Company via facsimile from Mr. Chevedden along with another proposal, purportedly on behalf of a different shareholder, that utilizes the same style and format. The facsimile transmission of the Proposal did not include any correspondence from the Schlossmans or any other indication that they had participated in the development of the Proposal or that they had even authorized Mr. Chevedden to make the Proposal. Indeed, to this date the Company has never received any written correspondence from the Schlossmans with regard to the Proposal.

Mr. Chevedden's practices with other registrants further confirm that he is the author and proponent of the Proposal. The Proposal is very similar to a proposal that Mr. Chevedden submitted, purportedly on behalf of John Gilbert (on behalf of whom Mr. Chevedden is purportedly acting as a proxy for a separate proposal submitted to the Company this year), to General Motors during the 2001 proxy season. In fact, organizations that monitor shareholder proposal activity have attributed various proposals to Mr. Chevedden in circumstances in which he purported to act as a proxy for named shareholders. On its web site, the Corporate Library lists under Mr. Chevedden's name several shareholder proposals for the 2000 proxy season (submitted to, among others, Raytheon, PG&E and EDS), as to which Mr. Chevedden was ostensibly acting on behalf of named shareholders. The Council of Institutional Investors likewise lists under Mr. Chevedden's name several proposals submitted by Mr. Chevedden purportedly on behalf of named shareholders.

The Company must note that this is not the first time that Mr. Chevedden has exercised bad faith in his dealings with the Company. During the 2001 proxy season Mr. Chevedden submitted a proposal to the Company, with regard to which the Company sought, and received, no-action relief. Mr. Chevedden then submitted no fewer than seven proposals which he sought to raise at the 2001 annual meeting outside of the Rule 14a-8 process. Although all of Mr. Chevedden's submissions failed to comply with the Company's advance notice bylaw and were therefore not eligible to be considered for a vote, and the Company so informed him, the Company agreed nevertheless to allow Mr. Chevedden a block of time at the annual meeting to discuss his corporate governance issues. In an additional effort to be responsive to Mr. Chevedden's concerns, the Company met with Mr. Chevedden prior to the annual meeting to discuss Mr. Chevedden's corporate governance concerns. When the annual meeting took place later that year, however, Mr. Chevedden refused to wait his turn to speak, created a disturbance, and, after repeated requests from the Chairman of the Company to wait his turn, had to be removed from the meeting (when the Chairman finally requested the Company's security personnel to remove Mr. Chevedden from the meeting, the shareholders applauded the Chairman's action). The Company respectfully asks the Staff not to reward Mr. Chevedden's continued bad faith by allowing him to continue to misuse the shareholder proposal rules.

In its Procedural Deficiencies Letter, the Company noted to Mr. Chevedden that the Company believed that he, and not the Schlossmans, was the actual proponent of the Proposal. The Company noted to Mr. Chevedden that he was not a record holder of Company stock, and asked him to provide proof that he was a beneficial owner of the requisite amount of Company stock. He has not done so, and the 14-day period for correction under rule 14a-8(f)(1) has now lapsed. Therefore, the Company believes that the showing of eligibility required by Rule 14a-8(b) has not been satisfied and that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(f).

2. Even if the True Proponents Were the Schlossmans, They Have Failed To Submit the Proposal Properly and They Have Failed To Meet the Eligibility Requirements of Rule 14a-8(b).

Although Mr. Chevedden asserted when he transmitted the Proposal to the Company that it was being made by the Schlossmans, the Company has never received any written correspondence from the Schlossmans confirming that they authorized Mr. Chevedden to submit the Proposal on their behalf (indeed, the Company has not received any written correspondence from, or signed by, the Schlossmans on any subject relating to the Proposal whatsoever). The Company noted in its Procedural Deficiencies Letter that it had not received such written authorization from the Schlossmans. Mr. Chevedden's Response Letter, however, failed to provide any such written authorization from the Schlossmans, and to this date the Company has not received any such written authorization. The deadline for submission of proposals for inclusion in the Proxy Materials, and as set forth in the Company's proxy statement for the 2001 annual meeting and pursuant to Rule 14a-8(e)(2), was December 10, 2001. The Company believes that if the Schlossmans are the true proponents of the Proposal, they have failed properly to submit the Proposal to the Company prior to the deadline required by Rule 14a-8(e)(2), and therefore that the Proposal may be excluded from the Proxy Materials.

Rule 14a-8(b) also requires that a proponent provide the Company a written statement that they intend to hold the requisite amount of securities through the date of the 2002 annual meeting of shareholders. In this case, the initial submission of the Proposal did not include any cover letter or other statement of intent to hold the requisite amount of securities through the date of the annual meeting. In its Procedural Deficiencies Letter, the Company explained that even if the Schlossmans were the true proponents of the Proposal, they needed to provide the Company with a written statement that they intend to hold the requisite amount of securities through the date of the annual meeting of shareholders.

In Mr. Chevedden's Response Letter, he asserted that the Schlossmans intended to hold the requisite securities through the date of the annual meeting. This letter was signed only by Mr. Chevedden, however, and Mr. Chevedden did not provide any written or other evidence that the Schlossmans had authorized him to act as their proxy. The Company has not received any written correspondence from the Schlossmans, or signed by the Schlossmans, that provides the required statement of an intent to hold the requisite securities through the date of the annual meeting.

The Commission has previously noted that, "Regardless of the form of documentation utilized, the proponent is required to submit a written statement that he intends to continue beneficial ownership through the meeting date." SEC Release 34-25217 (Dec. 21, 1987). The Staff has recognized that a restricted or otherwise qualified statement of intent is inadequate. See Amvesters Financial Corporation (Jan. 3, 1996). The Staff has also repeatedly recognized the excludability of a proposal under Rule 14a-8(f) when the proponent does not provide a timely, written statement of intent to hold required by Rule 14a-8(b)(2) in response to a specific request for such statement. See, e.g., Dole Food Co. (Mar. 16, 2001); Exxon Mobil Corp. (Jan. 23, 2001).

In this case, the Schlossmans have not themselves submitted or signed any statement that they intend to hold the requisite securities through the date of the next annual meeting of the Company's shareholders. The 14-day period for correction under Rule 14a-8(f)(1) has now lapsed, and the Company believes that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(f).

B. The Proposal Violates the Proxy Rules

A shareholder proposal may also be omitted under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. As we will demonstrate with specific examples in the paragraphs that follow, the Proposal is filled with statements that are false and misleading. Mr. Chevedden has frequently been ordered by the Staff to correct mistatements in his proposals. See, e.g., General Motors Corporation (Apr. 10, 2000); Honeywell International (Mar. 2, 2000). For ease of reference, the Company's discussion of examples of the various unsupported and/or inaccurate statements in the Proposal follows the order in which such statements are made in the Proposal.

- The Paragraph Following "In the view of certain institutional investors...". Mr. Chevedden fails to identify which institutional investors hold this view, or set forth any foundation that he has for making this statement.

- The Three Sentences Following the Bold-Text Heading "Respected Independent Recommendations...".

- The first sentence under this heading asserts that "Many institutional investors recommend companies seek shareholder approval of future severance agreements." Mr. Chevedden fails to identify any institutional investors that make this recommendation, or set forth any foundation that he has for making this statement.

- The second sentence asserts that CalPERS recommends "shareholder approval of these types of agreements in their proxy voting guidelines," and provides a link to a web site. The Company has examined the document located at the web site address provided by Mr. Chevedden (entitled "Corporate Governance Core Principles and Guidelines", Apr. 14, 1998, The California Public Employees Retirement System), however, and we did not find any such recommendation.

- The third sentence asserts that the Council of Institutional Investors ("CII") "favors shareholder approval if the amount payable exceeds 200% of a senior executive's annual base salary," and includes a citation to the CII's web site. In the "Corporate Governance Policies" located on CII's web site, however, the CII recommends requiring shareholder approval of agreements "permitting or granting any executive ... any amount in excess of two times that person's average annual compensation for the previous three years." The Company notes that "average annual compensation" would include, at a minimum, annual bonus compensation as well as annual base salary. Mr. Chevedden's characterization is thus inaccurate.

In this case, the Company believes the omissions and defects in the Proposal are so pervasive that Rule 14a-8(i)(3) justifies omission of the Proposal. However, if the Proposal cannot be omitted, the Company believes, at a minimum, that Mr. Chevedden should be required to correct the deficiencies described above. As can be seen above, in the two instances where Mr. Chevedden provided an adequate citation, the Company was able to check Mr. Chevedden's assertions and found them both to be inaccurate. The Company would appreciate an opportunity to check and, if appropriate, challenge the remainder of the currently unsubstantiated claims in the Proposal.

C. Mr. Chevedden's Proposal is Substantially Duplicative of the CRPTF Proposal, and if the CRPTF Proposal is Included in the Proxy Materials the Company May Omit Mr. Chevedden's Proposal Pursuant to Rule 14a-8(i)(11)

The CRPTF Proposal, which the Company received on December 6, 2001, also requests the Company to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding a particular level. Under Rule 14a-8(i)(11), a proposal may be omitted "[i]f the proposal substantially duplicates another proposal submitted to the company by another proponent that will be included in the Company's proxy materials for the same meeting."

The Staff has consistently taken the position in various letters that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). See, e.g., Verizon Communications (Jan. 31, 2001). The test is whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms of breadth or method. See, e.g., UAL Corp. (Mar. 11, 1994) (finding that a two-plank proposal for secret shareholder ballots was duplicative of a proposal for secret shareholder ballots that contained two identical planks but also added one limiting exception); Pinnacle West Capital Corp. (Mar. 16, 1993) (finding that a proposal to tie any bonuses to the amount of dividends paid to shareholders was substantially duplicative of a proposal to terminate all bonuses until a dividend of at least $1.00 per share was paid).

In this case the core issue addressed by both the CRPTF Proposal and the Proposal is the severance pay policy of the Company. The two proposals are in fact virtually identical in substance: they both seek shareholder approval of future severance agreements with senior executives where the severance agreement would provide benefits in an amount exceeding a certain threshold. Although the applicable threshold in the two proposals is slightly different – the CRPTF Proposal would apply to agreements providing severance benefits in excess of two times the sum of the executive's base salary plus bonus, and the Proposal would apply to agreements providing severance benefits in excess of two times the executive's base salary – it is well established that the fact that two proposals addressing the same core issue differ in their extent does not serve to make them non-duplicative. See General Electric Co. (Feb. 9, 1994) (finding that a proposal asking the board of directors to assess the extent to which a subsidiary of the registrant portrayed violence on television in a socially detrimental manner was duplicative of a proposal asking for a similar assessment, in spite of the fact that the excluded proposal requested the board to address a greater number of issues relating to violence than the proposal that was retained).

Similarly, although the two proposals use different methods of implementation – the CRPTF Proposal requests the board of directors to seek shareholder approval of specified severance agreements, while the Proposal requests the board of directors to adopt a bylaw requiring shareholder approval of specified agreements – it is well established that the fact that two proposals addressing the same issue differ in their manner of implementation does not serve to make them non-duplicative. See Metromedia International Group, Inc. (Mar. 27, 2001) (finding that a proposal seeking to implement a bylaw allowing shareholders meeting certain eligibility requirements to call a special meeting was substantially duplicative of a proposal requesting the board of directors to adopt a resolution to amend the certificate of incorporation to permit any shareholder to call a special meeting).

The Company notes finally that the CRPTF Proposal and the Proposal appear to be derived from the same precedent. Both the resolution and the supporting statements of the two proposals contain significant blocks of identical language and turns of phrase. For example, the supporting statements of both proposals contain the following passage

"Institutional investors such as the California Public Employees Retirement System have recommended shareholder approval of these types of agreements in their proxy voting guidelines. Also, the Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary" (this passage misstates the Council of Institutional Investors position, as we have noted above). The Company believes that the purpose of Rule 14a-8(i)(11) is to prevent undue cluttering of a registrant's proxy materials with duplicative proposals, and the resulting shareholder confusion. In this case, the Company believes that the Proposal (which was received by the Company after the CRPTF Proposal) is substantially duplicative of the CRPTF Proposal and that, if the Company includes the CRPTF Proposal in the Proxy Materials, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(11).

III. Conclusion

The Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from its Proxy Materials for the reasons set forth in Sections II.A and II.B. Alternatively, if the entire Proposal may not be omitted, the Company requests the concurrence of the Staff that the Proponent should be required to correct the deficiencies in the Proposal, and also the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials provided that the Company includes the CRPTF Proposal in the Proxy Materials.

By copy of this letter, the Company notifies Mr. Chevedden and Mr. Bernard Schlossman and Ms. Naomi Schlossman of its intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile
Senior Vice President and General Counsel

Attachments

cc: Mr. John Chevedden (w/attachments)
Mr. and Mrs. Bernard and Naomi Schlossman (w/attachments)

Attachment A
Facsimile from Mr. Chevedden to the Company
Dated December 10, 2001

To: Robert Eckert, Chairman, Mattel, Inc. (MAT)
December 10, 2001

3 – LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES

This 2002 rule 14a-8 proposal is submitted by Mr. and Mrs. Bernard Schlossman [through John Chevedden, FX: 310/371-7872].

Shareholders request that our Board implement a Golden Parachute Policy bylaw which includes a comprehensive shareholder vote policy on golden parachutes. Objective: Link shareholder value to golden parachutes by maintaining reasonable limits on golden parachutes. These provisions seek to give our management the flexibility to implement a reasonable and comprehensive policy. These are the requested previsions of this unified policy:

1) This policy applies to total individual severance amounts that exceeds 200% of the senior executive's annual base salary.

2) This includes that golden parachutes not be given for a merger with less than 50% change in control. Or for a merger approved but not completed. Or for executives who transfer to the successor company.

3) This applies to Future Severance Agreements which include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions.

4) Our Board is requested to seek the maximum flexibility to adopt the letter and spirit of this proposal.

5) Implementation is to be in accordance with applicable laws and would be in accordance with existing severance agreements or employment agreements that contain severance provisions.

6) Because it may not always be practical to obtain prior shareholder approval, our company would have the option under this proposal of seeking approval after the material terms of the agreement were agreed upon.

What shareholder value resulted from the $50 million golden parachute to ex-Mattel CEO Jill Barad?

Jill Barad's tenure is now the target of more than a dozen shareholder lawsuits alleging mismanagement.

Ms. Barad's greatest setback was her disastrous $3.5 billion acquisition of The Learning Co.

Source: *Wall Street Journal*

In the view of certain institutional investors ...

Golden parachutes have the potential to:
1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions of dollars even if shareholder value has suffered during their tenure.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payout to Northrop Grumman executives after the merger with Lockheed Martin collapsed.

Respected Independent Recommendations on Golden Parachutes

Many institutional investors recommend companies seek shareholder approval of future severance agreements. Institutional investors, such as the California Public Employees Retirement System (CalPERS), have recommended shareholder approval of these types of agreements in their proxy voting guidelines www.calpers-governance.org/principles/domestic/us/page01.asp. Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the amount payable exceeds 200% of a senior executive's annual base salary.

In the interest of sustained shareholder value vote to:
LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES
YES ON 3

The company is requested to insert the correct proposal number based on the time ballot proposals are initially submitted.

The above format is intended for unedited publication in all proxy materials including each ballot with the company raising in advance any typographical question.

The above format contains the emphasis intended.

Attachment B
The Company's Procedural Deficiencies Letter

Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

December 20, 2001

VIA OVERNIGHT COURIER AND FACSIMILE

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
Facsimile: 310-371-7872

Dear Mr. Chevedden:

I am in receipt of a communication transmitted on December 10, 2001 by facsimile from your facsimile number (310-371-7872) to Mr. Robert Eckert, Chairman of the Board and Chief Executive Officer of Mattel, Inc. ("Mattel"), containing a proposal (the "Proposal") entitled "3 – LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES." The communication describes itself as a "2002 rule 14a-8 proposal submitted by Mr. and Mrs. Bernard Schlossman [through John Chevedden, FX: 310/371-7872]." There is no cover letter attached to the Proposal. The Proposal appears to have been drafted by you.

There are a number of eligibility and procedural defects with the Proposal. Pursuant to Rule 14a-8(f) promulgated under the Securities Exchange Act of 1934, as amended, we hereby notify you that if you fail to respond to me and correct each of these defects within the time designated under Rule 14a-8(f), Mattel intends to exclude the Proposal from Mattel's 2002 proxy statement. Pursuant to Rule 14a-8(f), your response correcting the defects must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter.

We believe that you, rather than Mr. and Mrs. Schlossman, are actually the proponent of the Proposal. We note that you appear to have a practice of recruiting stockholders to act as the nominal proponents of proposals that have actually been drafted and are actually being made by you, and we are concerned that this practice is an abuse of the stockholder proposal process.

Because we believe that you are actually be the proponent of the Proposal, we are setting forth the procedural deficiencies that would apply if you were the proponent. In addition, we are setting forth the procedural deficiencies that would apply if Mr. and Mrs. Schlossman were deemed to be the proponents of the Proposal.

I. PROCEDURAL DEFICIENCIES IF YOU ARE THE PROPONENT OF THE PROPOSAL

First, the communication submitting the Proposal is defective in that it fails to prove your ownership of Mattel voting stock in the manner required by Rule 14a-8(b). Under Rule 14a-8(b)(2), if a proponent of a stockholder proposal is a registered holder of a company's voting securities, the company can verify the proponent's eligibility on its own.

We have been informed by our transfer agent that you are not currently shown as a registered holder of any shares of Mattel stock. If you are a beneficial rather than a registered holder of voting securities, Rule 14a-8(b)(2) requires proof of your eligibility in one of two ways at the time of submitting the Proposal: (1) by submitting a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the Proposal was submitted, you held the securities for at least one year or (2) if you have filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5 reflecting ownership of the securities, by submitting certain documents described in Rule 14a-8(b)(2)(ii). Mattel has not received any documents intended to prove that you have been a beneficial holder of Mattel shares for the required period. Thus, your beneficial ownership of the requisite amount of Mattel voting stock must be proved in the manner set forth in Rule 14a-8(b).

Second, the communication submitting the Proposal is defective in that it fails to include a written statement, required by Rule 14a-8(b), that you intend to continue to hold the requisite amount of Mattel securities through the date of Mattel's 2002 annual meeting of stockholders.

Third, the Proposal is defective in that the Proposal, together with its supporting statement, exceeds the maximum length of 500 words set forth in Rule 14a-8(d).

Fourth, Mattel regards your submission of the Proposal and the proposal submitted by you purportedly on behalf of John Gilbert, dated December 10, 2001, as two proposals submitted by you and therefore in violation of Rule 14a-8(c), which provides that a shareholder proponent may submit no more than one proposal for inclusion in our proxy materials. You can cure this defect by notifying us in writing which of the two ostensibly separate proposals you elect to advance and by withdrawing the other.

II. PROCEDURAL DEFICIENCIES IF MR. AND MRS. SCHLOSSMAN ARE DEEMED TO BE THE PROPONENTS OF THE PROPOSAL

First, the communication submitting the Proposal is defective in that it fails to prove ownership of Mattel voting stock in the manner required by Rule 14a-8(b). Under Rule 14a-8(b)(2), if a proponent of a stockholder proposal is a registered holder of a company's voting securities, the company can verify the proponent's eligibility on its own. We have been informed by our transfer agent that the Schlossmans are not currently shown as registered holders of any shares of Mattel stock. If the Schlossmans are beneficial rather than registered holders of voting securities, Rule 14a-8(b)(2) requires proof of their eligibility in one of two ways at the time of submitting the Proposal: (1) by submitting a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the Proposal was submitted, the Schlossmans held the securities for at least one year or (2) if the Schlossmans have filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5 reflecting ownership of the securities, by submitting certain documents described in Rule 14a-8(b)(2)(ii). Mattel has not received any documents intended to prove that the Schlossmans have been beneficial holders of Mattel shares for the required period. Thus, the Schlossmans' beneficial ownership of the requisite amount of Mattel voting stock must be proved in the manner set forth in Rule 14a-8(b).

In addition, the communication submitting the Proposal contains no evidence of your authority to submit the Proposal on behalf of the Schlossmans (e.g., signed written statement or power of attorney)

Second, the communication submitting the Proposal is defective in that it fails to state an intention on the part of the Schlossmans to continue to hold the required amount of Mattel stock through the date of Mattel's 2002 annual meeting of stockholders as required by Rule 14a-8(b).

Third, the Proposal is defective in that the Proposal, together with its supporting statement, exceeds the maximum length of 500 words set forth in Rule 14a-8(d).

III. MATTEL'S INTENTION TO EXCLUDE THE PROPOSAL

If I do not receive a response from you correcting the defects mentioned above within the required time period, Mattel intends to exclude the Proposal from Mattel's 2002 proxy statement. Mattel may also seek exclusion of the Proposal for other reasons as permitted under the rules of the Securities and Exchange Commission.

As noted in Mattel's 2001 proxy statement, please direct all future communications about stockholder proposals directly to my attention as Secretary of Mattel. My facsimile number is 310-252-2567.

Very truly yours,

Bob Normile /nung

Bob Normile
Secretary

cc: Mr. and Mrs. Bernard Schlossman

Attachment C
Mr. Chevedden's Response Letter

In response to the company request
To: Robert Normile, Mattel, Inc. (MAT)
FX: 310/252-3615, 310/252-2179
From: John Chevedden
January 2, 2002
This proposal is submitted by Mr. and Mrs. Bernard Schlossman and this submittal by Mr. and Mrs. Schlossman is implicitly accepted by the company through the company telephone call to Mr. Schlossman following the initial proposal submission. Rule 14a-8 entitles each shareholder to submit one proposal if cretin stock ownership requirements are met, as is the case here.
Mr. Schlossman has confirmed that he intends to hold the respective stock through the date of the annual meeting and intends to meet all rule 14a-8 requirements.
Broker confirmation included.

---

3 – LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES

This proposal is submitted by Mr. and Mrs. Bernard Schlossman

Shareholders request that our Board implement a Golden Parachute Policy bylaw which includes a comprehensive shareholder vote policy on golden parachutes. Objective: Link shareholder value to golden parachutes by maintaining reasonable limits on golden parachutes. These are the requested provisions of this unified policy:

1) Applies to total individual severance amounts that exceeds 200% of the senior executive's annual base salary.

2) Includes that golden parachutes be omitted for a merger with less than 50% change in control. Or for a merger approved but not completed. Or for executives who transfer to the successor company.

3) Applies to Future Severance Agreements which include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions.

4) Our Board is requested to seek the maximum flexibility to adopt the letter and spirit of this proposal.

5) Implementation is to be in accordance with applicable laws and would be in accordance with existing severance agreements or employment agreements that contain severance provisions.

6) Our company would have the discretion of seeking shareholder approval after the material terms of a severance agreement were tentatively agreed upon.

What shareholder value resulted from the $50 million golden parachute to ex-Mattel CEO Jill Barad?

1) Jill Barad's tenure is now the target of more than a dozen shareholder lawsuits alleging mismanagement.
2) Ms. Barad's greatest setback was her disastrous $3.5 billion acquisition of The LearningCo.

Source: *Wall Street Journal*

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control at our company may be more likely if our executives fail to maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value suffers during their tenure.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payout to Northrop Grumman executives after the merger with Lockheed Martin collapsed.

Respected Independent Recommendations on Golden Parachutes

Many institutional investors recommend companies seek shareholder approval of future severance agreements.

Institutional investors, such as the California Public Employees Retirement System (CalPERS), have recommended shareholder approval of these types of agreements in their proxy voting guidelines www.calpers-governance.org/principles/domestic/us/page01.asp

Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the amount payable exceeds 200% of a senior executive's annual base salary.

LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES
YES ON 3

Text above the first horizontal line and below the second horizontal line are not submitted for proxy publication.

The company is requested to insert the correct proposal number based on the time ballot proposals are initially submitted.

The above format is intended for unedited publication in all proxy materials including each ballot with the company raising in advance any typographical question.

The above format contains the emphasis intended.

TD WATERHOUSE

4075 Sorrento Valley Blvd.
San Diego, CA 92121

December 31, 2001

Bernard & Naomi Schlossman
10923 Rathburn Ave
Northridge, CA 91326-2854

Re: Account # 880-3092

Dear Mr. & Mrs. Schlosaman,

The above mentioned account currently holds an investment of at least $2000 in the below listed company and have held this investment since of October 01,2000 continuously without making any withdrawals.

MATTEL INC

Please call customer service at 1-800-934-4448 if you have any questions regarding this matter.

Thank you,

Jeff Lombardi
TD Waterhouse
Customer Care

Attachment D
The CRPTF Proposal

Re: Shareholder Resolution submitted by the Connecticut Retirement Plans & Trust Funds

STOCKHOLDER PROPOSAL CONCERNING SEVERANCE AGREEMENTS WITH EXECUTIVES

RESOLVED, that the shareholders of Mattel, Inc. (the "Company") urge the Board of Directors to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding two times the sum of the executive's base salary plus bonus. "Future severance agreements" include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions.

SUPPORTING STATEMENT

During 1999 (according to the Company's proxy statement) the total shareholder return for holders of Mattel stock was a loss of 43%. During this same period the S&P 500 increased 21% and the Peer Group Average (Entertainment, Recreation Products, and Toys Group) increased 17%.

In light of this poor performance, in February 2000 the Mattel Board of Directors removed Jill Barad as Chairman and Chief Executive Officer.

According to the Investor Responsibility Research Center (IRRC), Jill Barad's severance payment included $26.4 million in cash, the balance of her $3 million home loan waived, a $4.2 million loan forgiven, and $709,000 a year for life in retirement benefits. Noted compensation expert Graef Crystal estimated the total value of the severance agreement at $50 million. The payments granted by the Board were in excess of the amount to which she was entitled under her employment contract.

We recognize that severance agreements such as those the Company has entered into with Ms. Barad and other senior executives may be appropriate in some circumstances. However, given the magnitude of the benefits payable under such agreements, and the effect of the agreements upon a change of control of the Company, we believe that Mattel should seek shareholder approval of any future such agreements.

Because it may not always be practical to obtain prior shareholder approval, Mattel would have the option under this proposal of seeking approval after the material terms of the agreement were agreed upon.

Institutional investors such as the California Public Employees Retirement System have recommended shareholder approval of these types of agreements in their proxy voting guidelines. Also, the Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary.

For these reasons we urge shareholders to vote FOR this proposal.

December 6, 2001

Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

February 6, 2002

Sent Via Overnight Mail / Fax (202) 942-9525
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Mattel, Inc.
Stockholder Proposal Submitted by John Chevedden Purportedly on Behalf of Bernard Schlossman and Naomi Schlossman

Ladies and Gentlemen:

On January 17, 2002, we submitted a request for no-action relief with regard to a proposal submitted to Mattel, Inc. (the "Company") for inclusion in the Company's proxy statement for its 2002 annual meeting of stockholders. The proposal was submitted by John Chevedden, purportedly on behalf of Bernard Schlossman and Naomi Schlossman.

Subsequent to submitting our request for no-action relief, we received the attached letter from Mr. Schlossman dated January 21, 2002, indicating that he is withdrawing any and all shareholder proposals that were submitted under his name in the last twelve months and stating that "John Chevedden may no longer submit shareholder proposals on my behalf." A copy of Mr. Schlossman's letter is attached hereto as Attachment A.

In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachment to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile
Senior Vice President and General Counsel

BN/mec
Attachment

cc: Mr. John Chevedden (w/attachment)
Mr. and Mrs. Bernard and Naomi Schlossman (w/attachment)

I:\data\wpdocs\normile\corresp\2002\2002-016.doc

Attachment A
Letter from Mr. Schlossman to the Company
Dated January 21, 2002

10923 Rathburn Avenue
Northridge, CA 91326
January 21, 2002

Mr. Bob Normile
Senior Vice President, General Counsel,
and Secretary
Mattel, Inc.
333 Continental Blvd.
El Segundo, CA 90245-5012

Dear Ms. Normile:

I hereby withdraw any and all shareholder proposals that were submitted under my name in the past twelve months. John Chevedden may no longer submit shareholder proposals on my behalf.

Please call me at (818) 366-1186 if you have any questions or need anything else in writing to cause the shareholder proposal(s) to be withdrawn.

Sincerely,

Bernard Schlossman

Bernard Schlossman